
January 31, 2024

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South ,Suite 1310
Houston, Texas 77027

      Re: Direct Digital Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed April 17, 2023
           File No. 001-41261

Dear Mark Walker:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Diana Diaz